Via Facsimile and U.S. Mail
Mail Stop 6010

									March 16, 2006

Ian Downs
President and Treasurer
Molecular Pharmacology (USA) Ltd.
8721 Santa Monica Boulevard, Suite 1023
Los Angeles, CA 90069-4507


	Re:  	Molecular Pharmacology (USA) Ltd.
	Amendment #1 to Preliminary Proxy Statement on Schedule 14A
	Filed March 14, 2006
		File No. 000-50156

Dear Mr. Downs:

      We acknowledge your letter dated March 14, 2006 and have limited our review of your revised filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Accounting Treatment of the Transaction, page 18

1. We note your revision in response to our comment number 2.
However, it appears that MPLA is the accounting acquirer. Please revise the filing accordingly.




Pro Forma Consolidated Financial Statements (Unaudited), page 22

2. We acknowledge your response to comment 7 of our letter dated
February 24, 2006. Please refer to Item 310(d)(ii) of Regulation
S-B
and include an interim pro forma statement of operations for the most recent period ended January 31, 2006.

3. Please revise the pro forma financial statements to reference each adjustment to an explanatory note.

4. It appears that you should eliminate the common stock of Molecular
Pharmacology Limited, since it is the stock of Molecular
Pharmacology
(USA) Limited that will continue after the transaction. Please revise your adjustments accordingly.

Molecular Pharmacology (USA) Limited Financial Statements, page 35

5. Please refer to Item 310(g) of Regulation S-B and revise the financial statements presented to include those for the most recent interim period ended January 31, 2006.

Information Concerning MPLA

Audited Financial Statements of Molecular Pharmacology Limited,
page
55

6. We acknowledge your response to comment 6 of our letter dated February 24, 2006 and reissue our comment in part. Specifically, please refer to Item 310(c)(3)(i) and Item 310(g) of Regulation S-B and revise the financial statements presented to reflect the most recent interim period ended December 31, 2005. Additionally, please revise the financial statements to indicate that the amounts therein are presented in Australian dollars, as required by Item 3-20 of Regulation S-X, and to clearly label the applicable periods as "unaudited."

*    *    *    *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Amy Bruckner at (202) 551-3657 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar
Hasan
at (202) 551-3653 or me at (202) 551-3710 with any other
questions.


      					Sincerely,


      					Jeffrey Riedler
      Assistant Director


cc:  	A. Cormick
	Venture Law Corp.
	618-688 West Hastings St.
	Vancouver, British Columbia, Canada
	U6B 1P1
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Ian Downs
Molecular Pharmacology (USA) Ltd.
March 16, 2006
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